June 27, 2007

Via U.S. Mail and Facsimile (650-940-4710)

Barry G. Caldwell
President, Chief Executive Officer, and Director
Iridex Corporation
1212 Terra Bella Avenue
Mountain View, CA 94043-1824

	Re:	Iridex Corporation
		Form 10-K for the Fiscal Year Ended December 31, 2005
		Filed April 3, 2006
		Form 10-Q for the Quarterly Period Ended July 1, 2006
		Filed December 22, 2006
		Form 10-K for the Fiscal Year Ended December 30, 2006
		Filed March 30, 2007
		File No. 0-27598

Dear Mr. Caldwell:

      We have reviewed your response letter dated April 30, 2007 and we have the following comments. We welcome any questions you may have about our comments or on any other aspect of our review.
Feel
free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to comment 1 in our letter dated March
30,
2007. You state in your letters dated February 28, 2007 and April 30, 2007 that you have sold the OcuLight SL/SLx Infrared (810 nm) solid-state laser into Iran, Sudan, and Syria. Certain solid-state lasers are on the Commerce Control List ("CCL") maintained by the Commerce Department`s Bureau of Industry and Security, and thus are controlled items to which the Export Administration Regulations apply. Please clarify for us whether your OcuLight SL/SLx laser falls within the scope of the CCL and, if so, discuss for us your compliance with U.S. export laws.
2. You state on page 34 of your Form 10-K for the fiscal year ended
December 30, 2006 that certain of your products were distributed in
Iran without U.S. governmental authorization. Please describe for us the products so distributed; the circumstances of the unauthorized distribution(s); how you became aware of the unauthorized distribution(s); any steps you have taken or will take to address this matter with appropriate government authorities; potential fines and penalties resulting from the unauthorized distribution(s); and the potential impact of the matter, including any fines and penalties, upon your reputation and financial condition.

* * * * *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      Please understand that we may have additional comments after we review your response to our comments. Please contact Pradip Bhaumik,
Attorney-Advisor, at (202) 551-3333 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk



cc: 	Peggy Fisher
		Assistant Director
	Division of Corporation Finance



Barry G. Caldwell
Iridex Corporation
June 27, 2007
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